UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-9

        Solicitation/Recommendation Statement under Section 14(d)(4)
                   of the Securities Exchange Act of 1934

                       AMERICAN COUNTRY HOLDINGS INC.
                          (Name of Subject Company)

                       AMERICAN COUNTRY HOLDINGS INC.
                     (Names of Persons Filing Statement)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                025278  20  1
                    (CUSIP Number of Class of Securities)

                   SERIES A CONVERTIBLE PREFERRED STOCK,
                          PAR VALUE $.10 PER SHARE
                       (Title of Class of Securities)

                               Not applicable
                    (CUSIP Number of Class of Securities)

                              CLASS A WARRANTS
                       (Title of Class of Securities)

                               Not applicable
                    (CUSIP Number of Class of Securities)







   ---------------------------------------------------------------------
                                John A. Dore
               Chairman, President and Chief Executive Officer
                           222 N. La Salle Street
                          Chicago, Illinois  60601
                         Telephone:  (312) 456-2000
                   (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices and
                 Communications on Behalf of Filing Persons)

                               with a copy to:

                           Stuart L. Goodman, Esq.
                            Schiff Hardin & Waite
                              6600 Sears Tower
                          Chicago, Illinois  60606
                         Telephone:  (312) 258-5711
   ----------------------------------------------------------------------
   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.







   ITEM 1.   SUBJECT COMPANY INFORMATION.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates to is American County Holdings Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 222 North LaSalle Street, Chicago, Illinois 60601. The Company's business telephone number is (312) 456-2000.
   The classes of equity securities of the Company (the "Securities") to which this Statement relates are: (i) the common stock, $0.01 par value per share; (ii) Series A convertible preferred stock, par value $0.10 per share; and (iii) Class A warrants. As of March 8, 2002, there were 9,624,795 outstanding shares of common stock, 305,000 outstanding shares of Series A convertible preferred stock and 814,286 Class A warrants.

   ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON.

   (a) The filing person is the subject company. The Company's name, business address and business telephone number are set forth in
        Item 1 above.

   (d) This Statement relates to the tender offer (the "Tender Offer") by KFS Acquisition Corp., a Delaware corporation ("KFS") and an indirect, wholly-owned subsidiary of Kingsway Financial Services Inc., an Ontario corporation ("Kingsway"), to purchase: (1) all outstanding shares of common stock, par value $0.01 per share, of the Company tendered pursuant to the tender offer at $2.10 per share, (2) all outstanding shares of Series A convertible preferred stock, par value $0.10 per share, of the Company at $12.00 per share (plus any applicable accrued dividend amount), and (3) all outstanding Class A warrants of the Company at $0.175 per warrant, in each case net to the holder in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2002 and in the related Letter of Transmittal.

        As set forth in its Schedule TO, the principal executive office of KFS is 1515 Woodfield Road, Suite 820, Schaumburg, Illinois 60173. The telephone number of KFS is (847) 619-7610.

   ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   (d) Messrs. Dore, DeLeo, Francis and Romano, Ms. Friedberger, Ms. Gennett and Ms. Violetto (who, other than Mr. Dore, are all Vice Presidents of American Company Insurance Company) have employment agreements with the Company that contain a "change of control" provision. KFS' Tender Offer would constitute a change in control as defined in those employment agreements. The change in control in and of itself does not trigger any payment requirements to the employees or permit the employees to terminate their agreements for "good reason." However, their employment contracts provide that if the employee is terminated by the Company other than "for cause" and the termination occurs within two years after a change in control, then (i) the Company is obligated to pay that employee a lump sum equal to twice the amount of employee's then annual base salary and most recent incentive bonus (except for Mr. Romano and Ms. Gennett who instead receive a six month salary benefit); (ii) the employee's stock options become fully vested and exercisable for 90 days after termination or longer period if provided for in the option;
        (iii) the employee has a right to purchase at wholesale value any automobile provided to him or her; (iv) the Company is obligated to provide medical and dental benefits for one year following date of termination. If the employee is terminated by the Company other than "for cause" and is not within two years of the change in control, the employee is entitled to the items in (i) through (iv) above with the exception that the lump sum payment is equal to the amount of the employee's then annual base salary and most recent incentive bonus. The employment agreements with Messrs. Dore and DeLeo provide for an annual base salary of $250,000 and $149,000, respectively. The employment agreements with Mr. Francis and Ms. Friedberger provide for an annual base salary of $117,100 each. The employment agreements with Mr. Romano, Ms. Gennett and Ms. Violetto provide for an annual base salary of $140,000, $122,000 and $114,200, respectively.

        Mr. Barrett, who serves on the Board of Directors of the Company, is a senior vice president of Janney Montgomery Scott L.L.C. ("JMS"), an investment banking firm that the Company retained in December 2001 to provide a valuation of the Company and a fairness opinion relating to the Tender Offer.

   ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

   (a) The Board of Directors of the Company, at a special meeting held on March 8, 2002, unanimously determined that the Tender Offer is advisable, fair to and in the best interests of the Company and the holders of its common stock, and unanimously voted to recommend to holders of the common stock to accept the Tender Offer. The Board, however, is expressing no opinion and is remaining neutral with respect to the Tender Offer for the Series A convertible preferred stock and the Class A warrants. Therefore, the Board unanimously recommends that all holders of the common stock who desire to receive cash for their common stock accept the Tender Offer and tender their shares of common stock pursuant to and in accordance with the terms of the Tender Offer.

   (b)(1) Background of the Tender Offer. In early December, 2000, Martin Solomon, a director of the Company, contacted William Star, President and Chief Executive Officer of Kingsway, concerning the possible purchase by Kingsway of preferred stock pursuant to an offering (the "Offering") by the

             Company of common stock, warrants and preferred stock for which JMS was acting as placement agent. Mr. Star and Shaun Jackson, Executive Vice President and Chief Financial Officer of Kingsway, spoke with Mr. Solomon by telephone on several occasions in early December 2000 about the purchase of preferred stock pursuant to the Offering. At this time, Mr. Solomon and John Dore, the President and a director of the Company, met with Mr. Star at Kingsway's headquarters. JMS provided Kingsway with copies of a Confidential Business Description Memorandum in connection with the Offering. On December 27, 2000, Kingsway acquired 100,000 shares of Series A convertible preferred stock for an aggregate purchase price of $1,000,000 through its wholly-owned subsidiaries, American Service Insurance Company, Inc., Lincoln General Insurance Company and Universal Casualty Insurance Company. Lincoln General and Universal Casualty each acquired 40,000 shares of Series A convertible preferred stock and American Service acquired 20,000 shares of Series A convertible preferred stock. The Series A convertible preferred stock was acquired by the Kingsway subsidiaries for investment purposes.

        In June 2001, Mr. Solomon telephoned Mr. Star to determine if Kingsway would be interested in purchasing certain shares of common stock held by Frontier Insurance Group, with Mr. Solomon, Wilmer J. Thomas, a director of the Company, and certain other persons. Messrs. Star and Jackson had subsequent telephone conversations with Mr. Solomon about purchasing some of the shares of common stock. Mr. Star spoke with William Barrett of JMS, who is also a director of the Company, on the telephone on a number of occasions during June 2001 concerning the purchase. On July 2, 2001, Kingsway, through its wholly-owned indirect subsidiaries, American Service, Lincoln General, and Universal Casualty, acquired 555,471 shares of common stock from affiliates of Frontier Insurance Group at a price of $1.9035 per share through a cross trade executed by JMS. The common stock was acquired by the Kingsway subsidiaries for investment purposes.

        On October 17, 2001, Mr. Star met with Messrs. Thomas and Solomon, concerning the possible acquisition by Kingsway of all of the shares in the Company held by Messrs. Thomas and/or Solomon. Messrs. Thomas and Solomon collectively owned (directly or through an affiliate) 5,102,408 shares of common stock and 200,000 shares of Series A convertible preferred stock. During the week of November 5, 2001, Mr. Thomas telephoned Mr. Star to continue discussions regarding the acquisition by Kingsway of all of the shares held by Messrs. Thomas and/or Solomon.

        On November 12, 2001, Messrs. Star and Jackson, James Zuhlke, President of Kingsway America, Inc., an indirect wholly-owned subsidiary of Kingsway, met with Mr. Dore at the offices of American Service in Chicago to discuss the possible acquisition of the Company by Kingsway. Following this meeting with Mr. Dore, Mr. Star continued to discuss with Messrs. Thomas and Solomon the possible purchase of their shares.

        On or about November 19, 2001, Mr. Star communicated by telephone to Messrs. Thomas and Solomon Kingsway's offer to purchase their shares at a price of $1.85 per share or to exchange one share of Kingsway common stock for each six shares of their common stock. At that time, Messrs. Thomas and Solomon requested that Kingsway provide draft acquisition agreements for the purchase.

        On November 21, 2001, Kingsway's counsel circulated draft acquisition documents to Messrs. Thomas and Solomon. Kingsway's obligation to purchase the shares held by Messrs. Thomas and/or Solomon and an affiliate of Mr. Thomas was conditioned upon receipt of required approval from the Illinois Director of Insurance. The acquisition documents circulated provided for the purchase of a total of 5,102,408 shares of common stock and 200,000 shares of Series A convertible preferred stock. After further negotiations among Messrs. Star, Thomas and Solomon by telephone during the week of November 19, 2001, on or about November 26, 2001, in a telephone conference with Mr. Thomas, Mr. Star increased the purchase price for the shares held by Messrs. Thomas and Solomon to $1.91 per share but withdrew Kingsway's offer to exchange those shares for Kingsway common stock.

        On November 29, 2001, Mr. Barrett, on behalf of the Company's Board of Directors, contacted Mr. Star to explore whether Kingsway would offer to acquire all the outstanding shares of the Company and to advise him that the Company retained JMS as a financial advisor for the purpose of making a valuation of the Company.

        In early December 2001, one of the Company's directors informed the Board that he was endeavoring to assemble an investment group to acquire the shares held by Mr. Thomas at a price equal to or higher than Kingsway's price.

        In early December 2001, Mr. Solomon advised the Board that someone other than Kingsway expressed an interested in purchasing the shares held by Mr. Thomas. On December 10, 2001, Mr. Dore met with a representative of the potential buyer to discuss what additional information was needed to consider the purchase of the shares held by Mr. Thomas.

        In mid-December 2001, Mr. Barrett called Mr. Jackson to follow up on their November 29, 2001 conversation and advised him that Kingsway's price was below the range of $2.40 to $2.90 per share that JMS developed in its valuation of the Company. Shortly after the call, Mr Jackson informed Mr. Barrett that Kingsway would not increase its price.

        On or about December 23, 2001, on behalf of Kingsway, Mr. Star in separate telephone conversations with Messrs. Thomas and Solomon increased the offered purchase price to $2.00 per share conditioned upon the approval of the Illinois Director of Insurance and there being no issuance of common stock or securities convertible into or exchangeable for common stock for a price of less than $2.00 per share. Counsel to Kingsway circulated revised drafts of the acquisition agreements on behalf of Kingsway to Messrs. Thomas and Solomon on December 28, 2001.

        Also in December 2001, Mr. Dore was in contact with two investment banking firms regarding the possible interest of clients of the firms in acquiring the Company.

        On January 16, 2002, Mr. Barrett called Mr. Jackson again in an effort to increase Kingsway's price.

        During the week of January 21, 2002, Mr. Star in separate telephone conversations with Messrs. Thomas and Solomon increased the offered purchase price to $2.10 per share and advised them that Kingsway was willing to make the offer to all shareholders of the Company conditioned upon the approval of the acquisition by the Board of Directors and the Illinois Director of Insurance and there being no further issuance of shares of common stock or securities convertible into or exchangeable for common stock for a price of less than $2.10 share.

        On January 25, 2002, Mr. Dore, at the request of the Company's Board of Directors, spoke with Mr. Star by telephone to advise him that Mr. Dore was to be the primary contact person for any discussions relating to the acquisition of the Company and to determine whether Kingsway would be willing to increase its price, especially in view of JMS' valuation range of $2.40 to $2.90 per share. Mr. Star reiterated Kingsway's offer of $2.10 per share.

        During January 2002, the Company engaged in discussions with the third party that had expressed an interest in mid-December 2001 in purchasing the shares held by Mr. Thomas. On January 31, 2002, that party made a written offer to acquire all the outstanding shares of common stock and the common stock to be issued upon the exercise of the Class A warrants at $2.20 per share and all of the outstanding shares of Series A convertible preferred stock at $12.57 per share. In February 2002, the Company made a counter-proposal to clarify the terms of the proposal. The proposal and counter proposal have expired.

        On March 8, 2002, Mr. Barrett had a further conversation with Mr. Star and tried to persuade him to increase Kingsway's price. Mr. Star advised Mr. Barrett that Kingsway would not increase its price.

   (b)(2) Reasons for the recommendation by the Company's Board of Directors. In unanimously approving the Tender Offer as it relates to the common stock and recommending that the holders of the common stock tender their shares pursuant to the Tender Offer, the Board considered a number of factors including:

   1) The Company's competitive position in the insurance business and the increasing competition among insurance brokers due to industry consolidation. If the Company were to continue as an independent entity, it may not have the resources and economies of scale to effectively attract and retain customers and revenue.

   2) The financial condition, results of operations and cash flows of the Company, as well as the Company's operating and financial outlook. Among other factors, the Board considered the Company's projections for future net income and earnings before interest, tax, depreciation and amortization and the revised valuation of the Company based, in part, on A.M. Best's downgrade of the rating of its subsidiary American Country Insurance Company from A to C++ on December 21, 2001.

   3) The concerns of the Company's management regarding the possibility of losing certain major customers to competitors in light of the recent downgrade of American Country Insurance Company by A.M. Best and the resultant perceived instability and potential inability to compete with larger, more stable competitors that may be able to offer a broader line of products at lower prices due to economies of scale.

   4) The Company's cash position (including cash equivalents, short term investments and restricted cash) and the rate at which the Company is expected to deplete such reserves in 2002, in view of, among other things, the Company s $3,000,000 term loan payment due May 31, 2002. To meet its cash needs, the Company would have to transfer funds from American Country Insurance Company (which would require the approval of the Illinois Department of Insurance), refinance its term loan and/or raise additional equity.

   5) The fact that the Company had spent several months exploring the Company's strategic options and that as a result of this process no third party other than Kingsway had presented the Company with a firm offer that the Board felt was in the best interests of the Company and its stockholders.

   6) The historical market prices, recent trading activity and range and public trading multiples of the Company's common stock, including the fact that the Tender Offer price represents a premium of approximately 52% over the $1.38 closing price of the shares of common stock on the Nasdaq SmallCap Market on February 19, 2002, the last full trading day prior to the announcement of the Tender Offer.

   7) The opinion and related analyses of JMS, as of March 7, 2002, as to the fairness, from a financial point of view, of the cash consideration to be received in the Tender Offer by the holders of the common stock. The full text of JMS' written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by JMS, is attached hereto as Exhibit 9(a)(1) and is incorporated herein by reference. Holders of common stock are urged to read such opinion carefully and in its entirety.

   8) The fact that Messrs. Thomas and Solomon, who together own approximately 5,102,408 shares of common stock, and 200,000 shares of Series A convertible preferred stock (constituting approximately 55% of the outstanding voting stock of the Company), advised the Company's Board of Directors that they would tender all of their shares regardless of whether the Board recommended the Tender Offer.

   9) The good fit of the Company's business with that of Kingsway's and the possible expansion of operations into new markets and introduction of new product offerings, along with the possibility that A.M. Best would increase its rating of American Country Insurance Company after it is owned by Kingsway.

   10) The fact that the transaction has been structured to include a first-step cash tender offer for all of the outstanding Securities, thereby enabling holders who tender their shares to promptly receive the cash consideration.

   11) The fact that, while the Tender Offer gives the holders of common stock the opportunity to realize a premium over the price at which the common stock traded immediately prior to the public announcement of the Tender Offer, the consummation of the Tender Offer would eliminate the possibility for them to participate in the potential future growth and profits of the Company.

   12) A review of the possible alternatives to the Tender Offer and the range of possible benefits and risks to the Company's stockholders of such alternatives and the timing and likelihood of actually accomplishing any such alternatives.

   13) The fact that the transactions contemplated by the Tender Offer are not conditioned upon the receipt of financing. The Board of Directors favorably assessed KFS' ability to cause the Tender Offer to be consummated given the nature and sources of funds available to KFS and its affiliates.

   14) The fact that KFS is likely to obtain the regulatory approvals necessary to consummate the Tender Offer.

   15) The fact that if the Company were to receive an offer better than Kingsway s, the Board would consider it and could change its recommendation. In addition, any holder of Securities that tenders has the right to withdraw tendered shares at any time until the Tender

   Offer expires, which is April 1, 2002, unless extended, and again after April 27, 2002 if Kingsway has not agreed to accept those tendered shares for payment by that date.

   16) The Board also reviewed KFS' Tender Offer documents. With respect to the Offer to Purchase dated February 27, 2002, the Board believes that the second sentence of the third full paragraph on page 27 (which states that it is Kingsway's belief that the Company's Board of Directors is obligated by its fiduciary duties, pursuant to Section 203 of the Delaware General Corporation Law, to approve the Tender Offer) is not an accurate statement of the applicable law.

        The Company's Board is not expressing an opinion with respect to the Tender Offer for the Series A convertible preferred stock and the Class A warrants. Although convertible securities and warrants typically have a value in excess of the value of the underlying common stock, the Tender Offer price does not recognize any such value. If the Tender Offer is successful and KFS consummates a second-step merger with the Company, the Board was advised by JMS that the value of the Series A convertible preferred stock and Class A warrants would only be equal to that of the underlying common stock.

        The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Tender Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

   (c) After reasonable inquiry and to the best knowledge of the Company, each executive officer, director, affiliate of the Company who or which owns common stock intends to tender those shares in the Tender Offer. The foregoing does not apply to any Securities over which, or with respect to which, any such executive officer, director, or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to the Tender Offer.

   ITEM 5.   PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   (a) On December 4, 2001, the Company retained JMS to provide a valuation of the Company and in the event of a business combination, a fairness opinion in connection with that transaction. The Company agreed to pay JMS a cash fee of $50,000 plus reimbursement for reasonable out-of-pocket expenses for the valuation.The Company agreed to pay JMS a cash fee of $150,000 plus reimbursement of reasonable out-of-pocket expenses for the fairness opinion. In addition, the Company agreed to indemnify

        JMS, its employees and representatives of each person, if any, who controls JMS from and against any and all losses, claims, damages or liabilities, joint or several, including all reasonable out-of-pocket expenses, fees and disbursements in defending any claim, action or proceeding arising out of or in connection with the engagement of JMS, except in respect of any matter as to which JMS is found to have acted with gross negligence or willful malfeasance.

   ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (b) No transactions in the Securities has been effected during the past 60 days by the Company or to the knowledge of the Company by any executive officer, director, affiliate or subsidiary of the Company.

   ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   (d) Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Tender Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization or liquidation, involving the Company or any of its subsidiaries;
        (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender for or other acquisition of securities by or of the Company; or (iv) any material change in the dividend rate or policy, or indebtedness, or capitalization of the Company.

        Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Tender Offer that relate to one or more events referred to in the first paragraph of this Item 7.

   ITEM 8.   ADDITIONAL INFORMATION.

   The information contained in the exhibits listed in Item 9 below is incorporated herein by reference. The Tender Offer is subject to
   Section 203 of the Delaware General Corporation Law relating to business combinations with "interested stockholders" as defined in the statute.
   A discussion of Section 203 is set forth in the Offer to Purchase which is incorporated herein by reference.

   ITEM 9.   EXHIBITS.

   (a)(1) Fairness Opinion, dated March 7, 2002, issued by Janney Montgomery Scott, L.L.C.

   (a)(2)    American Country Holdings Inc.'s press release dated March
             11, 2002.

   (e)       Not applicable.

   (g)       Not applicable.


                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  March 11, 2002

                       AMERICAN COUNTRY HOLDINGS INC.

                       By:    /S/ JOHN A. DORE
                            -------------------------------------
                       Name:   John A. Dore
                       Title:  Chairman of the Board of Directors,
                                 President and Chief Executive Officer

                                 EX-9(A)(1)

             Fairness Opinion, dated March 7, 2002, issued by
             Janney Montgomery Scott, L.L.C.







   March 7, 2002

   Board of Directors
   American Country Holdings Inc.
   22 North LaSalle Street, Suite 1600
   Chicago, IL  60601

   Attn:  Mr. John Dore
   Chairman, President and Chief Executive Officer

   Gentlemen:

   You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the common shareholders of American Country Holdings Inc. ("ACHI" or the "Company") of the proposed tender offer by Kingsway Financial Services, Inc. and its wholly-owned subsidiary, KFS Acquisition Corp., (collectively, the "Offerors") to purchase common stock of the Company (the "Tender"). Pursuant to the terms of the Tender as described in the Tender Documents (defined below), the Offerors intend to purchase for cash
   (i) all outstanding shares of ACHI common stock for $2.10 per share;
   (ii) all outstanding shares of ACHI Series A convertible preferred stock for $12.00 per share; and, (iii) all outstanding Class A common stock purchase warrants for $0.175 per warrant. The Tender Documents state that after completion of the Tender, assuming the conditions are satisfied, the Offerors intend to consummate a second-step merger in which the security holders of the Company will receive the same consideration as offered in the Tender.

   Janney Montgomery Scott LLC ("JMS"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with the preparation of fairness opinions, mergers and acquisitions, rights offerings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

   In connection with rendering our opinion, we have reviewed the Offerors' Tender Offer Statement including the Offer to Purchase and the related Letter of Transmittal, all dated February 27, 2002 (collectively, the "Tender Documents"). For the purposes of this opinion, we have assumed that the terms, conditions and requirements as described in the Tender Documents will be met, as well as, have assumed the Offerors have the financial ability to conclude the Tender. We have reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information relating to the Company, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis. We have also reviewed and considered, (i) the Company's recent downgrade by A.M. Best Co. to a C++ rating from an A- rating; (ii) the revised terms and loan payment schedule currently being finalized with The Northern Trust Company; and, (iii) the Company's statutory book value at December 31, 2001 and its potential impact on the Company's ability to write premiums and/or initiate an additional review by A.M. Best Co. We have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

   We have (i) reviewed and considered certain financial and stock market data relating to the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company; (ii) compared certain financial terms of the proposed Tender to certain financial terms of selected other business combinations we deemed relevant; and, (iii) considered the potential dilution of book value per share associated with an external equity raise which may be required for debt repayment if the Tender is not consummated. In addition to the foregoing, we have performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion. We have not been requested nor do we express an opinion as to whether certain of the Company's derivative securities, i.e. the Series A convertible preferred stock and Class A common stock purchase warrants should receive a tender price at a premium to their underlying economic value. To the extent that the requisite number of common shares are tendered to the Offerors and the conditions described in the Tender Documents are satisfied such that the Offerors consummate the Tender, the respective values of the Series A convertible preferred stock and Class A common stock purchase warrants are likely to be based solely on their intrinsic economic value.

   In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. We are not actuaries and our advisory services did not include actuarial determinations or evaluations by us or an attempt to evaluate actuarial and reserve assumptions. We have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities or adequacy of obtaining an independent valuation or appraisal of the assets or liabilities or adequacy of the reserves of the Company. Furthermore, in rendering our opinion, we have assumed that the proposed Tender will be consummated on the terms described in the Tender Documents without any waiver of any material terms or conditions. Our opinion is necessarily based on economic and market conditions and other circumstances as they existed and can be evaluated by us as of March 6, 2002. Events occurring after March 6, 2002 could materially affect the assumptions used in preparing this opinion and it should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

   In the ordinary course of our business, we may actively trade the equity securities of the Company and/or Kingsway Financial Services, Inc. for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Payment of JMS' fairness opinion fee is not contingent upon the conclusions reported. Further, the Company has agreed to indemnify us against certain liabilities. We have historically performed investment banking services for the Company and a senior vice president of JMS is a member of the Board of Directors of ACHI.

   It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Tender and, may not be used for any other purpose or quoted, referred to, disseminated or reproduced at any time or in any manner without our prior written consent for which no additional compensation shall be paid or reimbursed and which consent shall not be unreasonably withheld. This opinion does not constitute a recommendation to any shareholder of the Company as to whether or not to tender securities in the Tender.

   Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the proposed Tender is fair to the common shareholders of the Company from a financial point of view.

   Sincerely yours,

   JANNEY MONTGOMERY SCOTT LLC



   By:  /S/ MATTHEW R. DeNEZZA
        ---------------------------
        Matthew R. DeNezza
        Assistant Vice President







                                 EX-9(a)(2)


                     Press Release dated March 11, 2002







   222 N. LaSalle Street, Suite 1600           Contact:  John A. Dore
   Chicago, IL  60601-1105                     Chairman, President & CEO
   (Nasdaq:  ACHI)                             (312) 456-2000

   PRESS RELEASE

   AMERICAN COUNTRY HOLDINGS INC.'S BOARD RECOMMENDS KINGSWAY'S TENDER OFFER TO COMMON STOCKHOLDERS.

   CHICAGO, IL March 11, 2002 - The Board of Directors of American Country Holdings Inc. (the "Company") (Nasdaq: ACHI) recommends that holders of its common stock, par value $0.01 per share, that desire to receive cash accept the previously announced tender offer (the "Tender Offer") by KFS Acquisition Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Kingsway Financial Services Inc., an Ontario corporation ("Kingsway"), to purchase: (1) all outstanding shares of common stock of the Company at $2.10 per share, (2) all outstanding shares of Series A convertible preferred stock, par value $0.10 per share, of the Company at $12.00 per share (plus any applicable accrued dividend amount), and (3) all outstanding Class A warrants of the Company at $0.175 per warrant, in each case net to the holder in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2002 and in the related Letter of Transmittal.

   The Board of Directors of the Company determined that the Tender Offer is advisable, fair to and in the best interests of the Company and the holders of its common stock, and unanimously voted to recommend that holders of its common stock that wish to receive cash for their stock accept the Tender Offer. The Board, however, is not expressing an opinion with respect to the Tender Offer for the Series A convertible preferred stock or the Class A warrants. The Company's Board of Directors urges all holders of the Series A convertible preferred stock or Class A warrants to consult their financial advisors regarding whether to tender these securities pursuant to Kingsway's Tender Offer based on all of the information available to them, including the information considered by the Company's Board described in the Schedule 14D-9 Solicitation/Recommendation Statement.

   In arriving at its positions, the Board of Directors gave careful consideration to a number of factors referred to in the Schedule 14D-9, which the Company today filed with the Securities and Exchange Commission. Copies of the Schedule 14D-9 are available on the SEC's website at http://www.sec.gov. and the Company urges its stockholders to review the Schedule 14D-9 carefully before making a decision with respect to the Tender Offer.

   American Country Holdings Inc.(Nasdaq:ACHI - news) is the holding company for American Country Insurance Company, American Country Financial Services Corp., American Country Professional Services Corp. and American Country Underwriting Agency Inc. American Country Insurance is a leading insurer of taxicabs and limousines. American







   Country Insurance also offers commercial lines coverage for restaurants.

   This news release contains forward-looking statements that are based upon the company's expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Such expectations include, but are not limited to, the company's ability to retain its current insureds, reduce its exposure to certain business lines and expand others, along with future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately, and many of which are beyond the company's control.

   Contact:
   American Country Holdings Inc.
   John A. Dore  312/456-2000